 COLE CREDIT PROPERTY TRUST III, INC.
SUPPLEMENT NO. 2 DATED MAY 6, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. and Supplement No. 1, each dated April 30, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust III, Inc.;
(2)	recent real property investments;
(3)	recent mortgage notes receivable investments; and
(4)	potential real property investments.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008.  Of these shares, we are offering up to 230,000,000 shares in a primary offering and have reserved and are offering up to 20,000,000 shares pursuant to our distribution reinvestment plan.  As of May 5, 2010, we had accepted investors’ subscriptions for, and issued, 150,007,972 shares of our common stock in the offering, resulting in gross proceeds of approximately $1.5 billion.  As of May 5, 2010, we had approximately 99,992,028 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated.  If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law.  In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.  The offering must be registered in every state in which we offer or sell shares and generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.  We reserve the right to terminate the offering at any time prior to the stated termination date.

Recent Real Property Investments

The following information supplements, and should be read in conjunction with, the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 8 of the prospectus:

Description of Real Estate Investments

As of May 5, 2010, we owned 205 properties located in 37 states, comprising approximately 5.3 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases.  Properties acquired between April 16, 2010 and May 5, 2010 are listed below.

Property Description	Type	Tenant	Rentable Square Feet	Purchase Price (1)
National Tire and Battery – Nashville, TN	Automotive Parts and Services	NTW, LLC	8,074	$1,709,850
FedEx – Beekmantown, NY	Distribution	FedEx Ground Package System, Inc.	49,768	5,325,000
Kum & Go – Sloan, IA	Convenience Store	Kum & Go, LC	4,794	2,600,000
FedEx – Lafayette, IN	Distribution	FedEx Freight, Inc.	22,194	4,493,000
Advance Auto – Sylvania, OH	Automotive Parts and Services	Advanced Stores Company, Inc.	6,000	1,241,000
Walgreens – Durham, NC	Drugstore	Walgreen Co.	14,820	5,800,000
Academy Sports – Killeen, TX	Sporting Goods	Academy, LTD	96,645	6,700,000
Tractor Supply – Kenedy, TX	Specialty Retail	Tractor Supply Co. of Texas, LP	18,800	2,476,744
Experian – Schaumburg, IL	Office Building	Experian Marketing Solutions, Inc.	177,893	30,000,000
Tractor Supply – Stillwater, OK	Specialty Retail	Tractor Supply Company	19,180	2,427,000
Tractor Supply – Glenpool, OK	Specialty Retail	Tractor Supply Company	19,097	2,366,000
Tractor Supply – Gibsonia, PA	Specialty Retail	Tractor Supply Company	19,097	3,123,000
			456,362	$68,261,594

(1)	Purchase price does not include acquisition costs.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 96 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States.  We invest primarily in retail and other income-producing commercial properties located throughout the United States.

As of May 5, 2010, we, through separate wholly-owned limited liability companies and limited partnerships, owned a 100% fee simple interest in 205 properties located in 37 states, consisting of approximately 5.3 million gross rentable square feet of commercial space and approximately 6.3 million square feet of land subject to ground leases.  The properties generally were acquired through the use of proceeds from our ongoing public offering of our common stock and mortgage notes payable.

The following table summarizes properties acquired between April 16, 2010 and May 5, 2010 in order of acquisition date:

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Physical Occupancy
National Tire and Battery – Nashville, TN	April 21, 2010	2010	$1,709,850	$34,197	7.40%	100%
FedEx – Beekmantown, NY	April 23, 2010	2008	5,325,000	106,500	9.07%	100%
Kum & Go – Sloan, IA	April 23, 2010	2008	2,600,000	52,000	8.50%	100%
FedEx – Lafayette, IN	April 27, 2010	2008	4,493,000	89,860	8.10%	100%
Advance Auto – Sylvania, OH	April 28, 2010	2009	1,241,000	24,820	8.76%	100%
Walgreens – Durham, NC	April 28, 2010	2008	5,800,000	116,000	7.76%	100%
Academy Sports – Killeen, TX	April 29, 2010	2009	6,700,000	134,000	8.44%	100%
Tractor Supply – Kenedy, TX	April 29, 2010	2009	2,476,744	49,535	8.60%	100%
Experian – Schaumburg, IL	April 30, 2010	1999	30,000,000	600,000	7.36%	100%
Tractor Supply – Stillwater, OK	May 4, 2010	2008	2,427,000	48,540	8.45%	100%
Tractor Supply – Glenpool, OK	May 4, 2010	2009	2,366,000	47,320	8.45%	100%
Tractor Supply – Gibsonia, PA	May 5, 2010	2010	3,123,000	62,460	8.45%	100%
			$68,261,594	$1,365,232

(1)	Purchase price does not include acquisition costs.

(2)
Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for financing coordination fees for services performed in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable.  For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 67 of the prospectus.

(3)
Initial yield is calculated as the current annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of acquisition costs and fees paid to our advisor or its affiliates.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants *	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
National Tire and Battery – Nashville, TN	1	NTW, LLC	8,074	100%	3/5 yr.	$124,650		$15.44	4/21/2010	2/28/2011
						138,500	(1)	17.15	3/1/2011	2/28/2025
FedEx – Beekmantown, NY	1	FedEx Ground Package System, Inc.	49,768	100%	2/5 yr.	483,223		9.71	4/23/2010	9/30/2018
Kum & Go – Sloan, IA	1	Kum & Go, LC	4,794	100%	4/5 yr.	221,000	(2)	46.10	4/23/2010	4/30/2030
FedEx – Lafayette, IN	1	FedEx Freight, Inc.	22,194	100%	2/5 yr.	363,948		16.40	4/27/2010	11/6/2023
Advance Auto – Sylvania, OH	1	Advanced Stores Company, Inc.	6,000	100%	3/5 yr.	108,659		18.11	4/28/2010	2/28/2025
Walgreens – Durham, NC	1	Walgreen Co.	14,820	100%	10/5 yr.	450,000		30.36	4/28/2010	9/30/2034
Academy Sports – Killeen, TX	1	Academy, LTD	96,645	100%	3/5 yr.	565,373		5.84	4/29/2010	8/31/2014
						613,096		6.35	9/1/2014	8/31/2019
						662,018		6.85	9/1/2019	8/31/2024
Tractor Supply – Kenedy, TX	1	Tractor Supply Co. of Texas, LP	18,800	100%	4/5 yr.	213,000	(3)	11.33	4/29/2010	10/31/2024
Experian – Schaumburg, IL	1	Experian Marketing Solutions, Inc.	177,893	100%	3/5 yr.	2,167,500	(4)	12.18	4/30/2010	7/31/2023
Tractor Supply – Stillwater, OK	1	Tractor Supply Company	19,180	100%	4/5 yr.	205,000	(5)	10.67	5/5/2010	3/31/2024
Tractor Supply – Glenpool, OK	1	Tractor Supply Company	19,097	100%	4/5 yr.	200,000	(5)	10.47	5/5/2010	11/30/2024
Tractor Supply – Gibsonia, PA	1	Tractor Supply Company	19,097	100%	3/5 yr.	263,908	(6)	13.82	5/10/2010	5/9/2025

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.

**	Represents option renewal period/term of each option.

***	Represents lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term.

(1)
The annual base rent under the lease increases in the sixth and eleventh years by the lesser of the cumulative percentage increase in the Consumer Price Index over the preceding five-year period and 12%.

(2)	The annual base rent under the lease increases every five years by 7.5% of the then-current annual base rent.

(3)	The annual base rent under the lease increases every five years by 7% of the then-current annual base rent.

(4)	The annual base rent under the lease increases annually by 2.5% of the then-current annual base rent.

(5)	The annual base rent under the lease increases every five years by 5% of the then-current annual base rent.

(6)	The annual base rent under the lease increases every five years by 10% of the then-current annual base rent.

Tenant Lease Expirations

The following table sets forth, as of May 5, 2010, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised.  For purposes of the table, the “Total Annual Base Rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2010	—	—	$—	—%
2011	6	16,368	257,117	.28%
2012	14	60,950	1,162,272	1.27%
2013	9	64,807	615,626	.67%
2014	4	9,065	268,045	.29%
2015	7	36,795	475,151	.52%
2016	—	—	—	—%
2017	7	67,385	952,948	1.04%
2018	10	171,162	2,473,366	2.69%
2019	11	83,685	1,860,048	2.03%
2020	5	50,849	1,003,612	1.09%
	73	561,066	$9,068,185	9.88%

Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the properties note above is approximately $55.9 million.  When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and depreciate furnishings and equipment over a twelve-year recovery period.  The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
National Tire and Battery – Nashville, TN	$1,408,055
FedEx – Beekmantown, NY	4,368,312
Kum & Go – Sloan, IA	2,138,425
FedEx – Lafayette, IN	3,672,912
Advance Auto – Sylvania, OH	1,033,223
Walgreens – Durham, NC	4,740,444
Academy Sports – Killeen, TX	5,486,202
Tractor Supply – Kenedy, TX	2,042,361
Experian – Schaumburg, IL	24,511,360
Tractor Supply – Stillwater, OK	1,989,625
Tractor Supply – Glenpool, OK	1,939,694
Tractor Supply – Gibsonia, PA	2,584,711
$55,915,324

Cole Realty Advisors, an affiliate of our advisor, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above.  In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi-tenant properties.  We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.  We intend to obtain adequate insurance coverage for all future properties that we acquire.

Recent Mortgage Notes Receivable Investments

The following information supplements the section of our prospectus captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 96 of the prospectus and other similar disclosure elsewhere in the prospectus.

On April 30, 2010, Cole CE Pittsburgh PA, LLC, a Delaware limited liability company (“Cole CE Pittsburg PA”), which is a wholly-owned subsidiary of Cole OP III, acquired a portfolio of two mortgage notes with an aggregate face amount of $74,000,000 (the “Mortgage Notes”) secured by two office buildings with a total of approximately 384,000 square feet, located in Cecil Township, PA (the “Consol Energy Property”).  The Mortgage Notes were purchased from Nationwide Life Insurance Company, which is not affiliated with us, our subsidiaries or affiliates.

The purchase price of the Mortgage Notes was $62.0 million, exclusive of closing costs, resulting in a discount of approximately 16.2% and an effective yield of approximately 7.08%.  The acquisition was funded by net proceeds from our ongoing public offering.  In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $1.2 million.

The borrower under the Mortgage Notes is Southpointe Two Lot 2-6 LP (the “Borrower”) and is a subsidiary of Horizon Properties Group, LLC.  The Mortgage Notes have an aggregate unpaid principal balance of $74.0 million and a fixed interest rate of 5.93%, with aggregate fixed interest-only payments of $365,683 due monthly until September 1, 2011 and aggregate fixed principal and interest payments of $440,343 due monthly from October 1, 2011 until October 1, 2018, the anticipated repayment date.  The Mortgage Notes are non-recourse to the Borrower and may not be prepaid in whole or in part prior to 90 days before the anticipated repayment date.  All unpaid principal and interest amounts are due on the anticipated repayment date, unless the Borrower elects to extend the repayment date.  If the Borrower elects to extend the maturity date, the Mortgage Notes will continue accruing interest at a revised interest rate.  Failure to make any required payments under either of the Mortgage Notes by the Borrower in a timely manner would cause an event of default, which would result in an interest rate at the lesser of either: (a) the highest rate of interest then allowed by the laws of the state or commonwealth where the property is located or, if controlling, the laws of the United States; or (b) the then applicable interest rate of the Mortgage Notes plus 500 basis points per annum, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal may become immediately due and payable in full.

The Consol Energy Property is 100% leased to CONSOL Pennsylvania Coal Company LLC and is guaranteed by Consol Energy Inc. (“Consol Energy”).  Consol Energy is a multi-fuel energy producer and energy services provider primarily serving the electric power generation industry in the United States.  Consol Energy has a Standard & Poor’s credit rating of BB and its stock is publicly traded on the New York Stock Exchange under the symbol “CNX.”

Potential Real Property Investments

Our advisor has identified certain properties as potential suitable investments for us.  The acquisition of each such property is subject to a number of conditions.  A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price.  An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price.  Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, may include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

 We decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the contract;

•	no material adverse change occurring relating to the property, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make the acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties.  Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable.  The properties currently identified are listed below.  The respective seller of each property is an unaffiliated third party.

Property	Expected Acquisition Date	Approximate Purchase Price (1)	Approximate Compensation to Sponsor (2)
LA Fitness – League City, TX	May 2010	$7,335,000	$146,700
Walgreens – Rocky Mount, NC	May 2010	5,863,000	117,260
O’Reilly Automotive – Central, LA	May 2010	927,000	18,540
Evans Exchange – Evans, GA	May 2010	19,500,000	390,000
Lowe’s – South Lebanon, OH (3)	May 2010	4,808,000	96,160
Kohl’s – South Lebanon, OH (3)	May 2010	3,125,000	62,500
White Castle – South Lebanon, OH (3)	May 2010	467,000	9,340
Northern Tool – Ocala, FL	May 2010	3,518,000	70,360
Walgreens – Lancaster (Palmdale), CA	May 2010	5,537,000	110,740
Walgreens – Beloit, WI	May 2010	4,310,000	86,200
City Center Plaza – Bellevue, WA	June 2010	310,000,000	6,200,000
		$365,390,000	$7,307,800

(1)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 2 below.

(2)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

(3)	The property would be purchased as part of a three-property portfolio, contracted for purchase under one purchase agreement.

The potential property acquisitions are subject to net leases, pursuant to which each tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Total Square Feet Leased		% of Total Square Feet Leased
LA Fitness – League City, TX	L.A. Fitness International Texas, L.P.	45,000		100%
Walgreens – Rocky Mount, NC	Walgreen Co.	14,820		100%
O’Reilly Automotive – Central, LA	O’Reilly Automotive, Inc.	6,800		100%
Evans Exchange – Evans, GA	Home Depot U.S.A., Inc., Food Lion, LLC	194,960		99.6%
Lowe’s – South Lebanon, OH (1)	Lowe’s Home Centers, Inc.	–	(2)	100%
Kohl’s – South Lebanon, OH (1)	Kohl’s Department Stores, Inc.	–	(2)	100%
White Castle – South Lebanon, OH (1)	White Castle System, Inc.	–	(2)	100%
Northern Tool – Ocala, FL	Northern Tool & Equipment Company, Inc.	26,054		100%
Walgreens – Lancaster (Palmdale), CA	Walgreen Co.	13,650		100%
Walgreens – Beloit, WI	Walgreen Co.	14,820		100%
City Center Plaza – Bellevue, WA	Microsoft Corporation	583,178		99.6%
		899,282

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

(1)	The property would be purchased as part of a three property portfolio, contracted for purchase under one purchase agreement.

(2)	Subject to a ground lease.

The table below provides leasing information for the major tenants at each property:

Property	Number of Tenants	Major Tenants *	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot		Lease Term ***
LA Fitness – League City, TX	1	L.A. Fitness International Texas, L.P.	3/5 yr.	$715,500	(1)	$15.90		4/28/2008	4/27/2023
Walgreens – Rocky Mount, NC	1	Walgreen Co.	10/5 yr.	455,000		30.70		5/4/2009	5/31/2034
O’Reilly Automotive –	1	O’Reilly Automotive,	3/5 yr.	81,600		9.49		1/1/2010	12/30/2019
Central, LA		Inc.		86,496		12.72		12/31/2019	12/30/2029
Evans Exchange – Evans,	1	Home Depot U.S.A., Inc.	8/5 yr.	495,600		3.78		4/1/2009	1/31/2020
GA				545,160		4.16		2/1/2020	1/31/2030
	1	Food Lion, LLC	6/5 yr.	581,202		16.64		12/3/2008	12/2/2028
Lowe’s – South Lebanon, OH (2)	1	Lowe’s Home Centers, Inc.	10/5 yr.	375,000		0.71	(3)	1/14/2009	12/30/2028
Kohl’s – South Lebanon,	1	Kohl’s Department	6/5 yr.	250,000		0.83	(3)	11/11/2007	1/31/2018
OH (2)		Stores, Inc.		300,000		1.01	(3)	2/1/2018	1/31/2028
White Castle – South	1	White Castle System, Inc.	4/5 yr.	42,500		1.37	(3)	9/15/2010	9/30/2015
Lebanon, OH (2)				46,750		1.52	(3)	10/1/2015	9/30/2020
Northern Tool – Ocala, FL	1	Northern Tool & Equipment Company, Inc.	3/5 yr.	306,135	(4)	11.75		5/8/2008	5/31/2023
Walgreens – Lancaster (Palmdale), CA	1	Walgreen Co.	10/5 yr.	429,139		31.44		5/31/2009	5/31/2034
Walgreens – Beloit, WI	1	Walgreen Co.	10/5 yr.	334,000		22.54		9/15/2008	9/30/2033
City Center Plaza – Bellevue, WA	1	Microsoft Corporation	NA	18,804,346	(5)	33.48		6/15/2009	6/14/2024

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of the property.

**	Represents remaining option renewal periods/term of each option.

***	Represents lease term beginning with the lease commencement date through the end of the non-cancellable lease term.

(1)	The annual base rent under the lease increases every five years by the lesser of the percentage increase in the Consumer Price Index over the proceeding five-year period or $45,000.

(2)	The property would be purchased as part of a three-property portfolio, contracted for purchase under one purchase agreement.

(3)	The base rent per square foot is based on the square footage of the land parcel as the property is subject to a ground lease.

(4)	The annual base rent under the lease increases every five years by approximately 4% of the then-current annual base rent.

(5)	The annual base rent under the lease increases annually by approximately 2.4% of the then-current annual base rent.

We expect to purchase the properties with proceeds from our ongoing public offering of common stock and proceeds from previously issued debt.  We may use the properties as collateral in future financings.